# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Rumble Inc., CIK 0001830081
CUSIP: 78137L105
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 444 Gulf of Mexico Drive, Longboat Key, Florida (FL), 34228
Date of event which requires filing of this statement: 02/07/2025
Amends the filing with accession number 0001213900-22-058958
Filed by CIK 0001947700
Persons authorized to receive notices and communications: Robert Arsov, c/o Willkie Farr & Gallagher LLP,, 787 Seventh Avenue, New York, New York (NY), 10019-6099, 2127288000; Russell L. Leaf, 787 Seventh Avenue,, New York, New York (NY), 10019-6099, 2127288000; Sean M. Ewen, 787 Seventh Avenue,, New York, New York (NY), 10019-6099, 2127288000; Willkie Farr & Gallagher LLP, 787 Seventh Avenue,, New York, New York (NY), 10019-6099, 2127288000

## Reporting persons
- Robert Arsov (CIK 0001947700): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 12,067,944; shared voting power 0; sole dispositive power 12,067,944; shared dispositive power 0; aggregate amount beneficially owned 12,067,944 (3.6% of the class)
  Comment: With respect to Boxes 7, 9 and 11: Includes (i) 6,953,962 shares of Class A Common Stock (as defined below) issuable upon the exercise of options, of which 3,943,188 shares of Class A Common Stock issuable upon the exercise of such options are subject to vesting conditions and forfeiture pursuant to the terms of the Business Combination Agreement, dated December 1, 2021, by and between CF Acquisition Corp. VI (n/k/a Rumble Inc.) and Rumble Inc. (n/k/a Rumble Canada Inc.) and (ii) 5,083,317 shares of Class A Common Stock that have been placed in escrow, and are subject to vesting conditions and forfeiture pursuant to the terms of the aforementioned Business Combination Agreement. Excludes 35,587 Class A Common Stock issuable upon the settlement of RSUs that vest more than 60 days after February 7, 2025.
  
  With respect to Box 13: Percentage based on 338,236,492 shares of Class A Common Stock issued and outstanding (inclusive of all shares of Class A Common Stock issuable upon exchange of the ExchangeCo Shares and which also includes shares of Class A Common Stock and ExchangeCo Shares placed in escrow pursuant to the terms of the aforementioned Business Combination Agreement) as of February 7, 2024.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Rumble Inc.
Address of issuer's principal executive offices: 444 Gulf of Mexico Drive, Longboat Key, Florida (FL), 34228
Comment: This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") is filed in relation to the shares of the Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock"), of Rumble Inc., a Delaware corporation (the "Issuer"), and amends the Schedule 13D filed by the Reporting Person on September 26, 2022 (the "Original 13D" and, together with Amendment No. 1 thereto filed on November 22, 2023, Amendment No. 2 thereto filed on December 27, 2024 and this Amendment No. 3, the "Schedule 13D"). The principal executive offices of the Issuer are located at 444 Gulf of Mexico Drive, Longboat Key, Florida 34228. Capitalized terms used and not defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Robert Arsov (the "Reporting Person").
Residence or business address: The principal business address of the Reporting Person is c/o Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, NY 10019-6099.
Present principal occupation or employment: The Reporting Person's principal occupation or employment is entrepreneur and investor.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Original Schedule 13D is amended and supplemented to incorporate the information included in Item 4 by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented to include the following:

The Reporting Person (a) exercised options for 5,012,242 shares of Class A Common Stock and (b) immediately sold (i) such shares of Class A Common Stock and (ii) an additional 7,337,783 shares of Class A Common Stock, in each case, at a price of $7.50 per share to the Issuer in the Issuer' s self-tender offer that closed on February 11, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns 12,067,944 shares of Class A Common Stock (as determined and described in note 1 above), which represent 3.6% of the outstanding shares of Class A Common Stock of the Issuer (as determined and described in note 2 above).
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole power to vote and sole power to dispose of 12,067,944 shares of Class A Common Stock.
Transactions in the class effected during the past sixty days: No transactions in the Issuer's capital stock were effected during the past 60 days by the Reporting Person except as set forth in Item 3 above and Item 6 below.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: See Item 4.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Robert Arsov: /s/ Sergey Milyukov, as attorney-in-fact, Sergey Milyukov, attorney-in-fact (02/11/2025)